Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, N.W., Suite 500 Washington, DC 20036-2652 Telephone 202.822.9611 Fax 202.822.0140 www.stradley.com

Michael W. Mundt
mmundt@stradley.com
(202) 419-8403
Admitted in Virginia

December 22, 2015

U.S. Securities and Exchange Commission
Attention:  Dalia Osman Blass, Assistant Director
Division of Investment Management
100 F Street, NE
Washington, DC  20549-4720

Re:	In the Matter of Precidian ADRs LLC and Foreside Fund Services, LLC File No. 812-14342

Dear Ladies and Gentlemen:

On August 1, 2014, Precidian ADRs LLC (the “Sponsor”) and Foreside Fund Services, LLC (the “Distributor,” and together with the Sponsor, the “Applicants”), filed an application (the “Application”) for an order of the U.S. Securities and Exchange Commission (“Commission”) under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for exemption from Sections 4(2), 22(d), 24(d) and 26(a)(2)(C) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for exemptions from Sections 17(a)(1) and 17(a)(2) of the Act, under Section 17(d) of the Act and Rule 17d-1 under the Act permitting certain joint transactions, and under Section 12(d)(1)(J) of the Act for exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

After discussing the Application with the Staff of the Commission, the Applicants hereby respectfully request that the Commission consent to the withdrawal of the Application, and that the Commission take no further action with respect thereto.

Very truly yours,

/s/ Michael W. Mundt
Michael W. Mundt

cc:	Mark Criscitello, Precidian ADRs LLC